RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

August 22, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Amendment No. 6 to Offering Statement on Form 1-A

Filed August 7, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 22, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 6 to its Offering Statement on Form 1-A submitted August 7, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 6 to Offering Statement on Form 1-A

Dilution, page 20

1.	Please address the following related to your dilution disclosures:

•	Update the dilution tables to reflect the information as of March 31, 2025, the most recent balance sheet date included in the filing.

Response:

The Company has revised its dilution tables as requested in the “Dilution” section on pages 20 through 24 to reflect the March 31, 2025 information.

•	Revise the first sentence on page 22 to properly describe the historical net tangible book value per share reflected in the table.

Response:

The Company has updated the description of the historical net tangible book value per share in its dilution tables as requested in the “Dilution” section beginning on page 22.

•	Provide your calculation of net tangible book value per share, after the offering for the tables included on pages 22 and 23.

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Response:

The Company has revised the explanation of how the net tangible book value per share was calculated under the dilution tables as requested in the “Dilution” section on pages 22 and 23.

•	Tell us how you considered reflecting the additional borrowings on the Master Limited Revolving note that are described in Note 11 on page F-35 in your dilution calculations.

Response:

The Company has revised its dilution tables as requested in the “Dilution” section on pages 20 through 24 to include the additional liability under the master revolving note subsequent to March 31, 2025 in the amount of $350,000.

The Company respectfully believes that the proposed modifications to the Filing, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer

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